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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                     1-15597
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                                                                 SEC FILE NUMBER

                                                                   515097 10 3
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                                                                  CUSIP NUMBER

    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ x ] Form 10-Q [ ] Form N-SAR

         For the period ended:  March 31, 2001
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         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the transition period ended: ______________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: This filing
                                                                 -----------
         relates to the entire Form 10-Q for the quarterly period ended March
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         31, 2001.
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PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:   LandStar, Inc.

FORMER NAME IF APPLICABLE:

ADDRESS OF PRINCIPAL EXECUTIVE
OFFICE (STREET AND NUMBER):             15825 N. 71st Street, Suite 205

CITY, STATE AND ZIP CODE                Scottsdale, AZ  85254


PART II - RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ x ]         (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

EXPLANATION:

         The Company completed its first acquisition during the first quarter and has also had to reconfigure systems and reporting requirements due to the acquisition. All available time has been committed to this effort.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Michael F. Jones - (480) 368-2245
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         (2)      Have all other periodic reports required under section 13 or
                  15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                   [ x ] Yes       [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ x ] Yes       [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE:

         The Company was in a development stage prior to this quarter and had zero revenues. In the first quarter, an operating company was acquired and revenues and associated expenses will be reported. Revenues will approximate $3.9 million, but a loss will be reported.

         LandStar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized .


Date:  May 14, 2001                     /s/ Michael F. Jones
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                                      Michael F. Jones, Vice President and Chief
                                      Financial Officer